Mail Stop 4561

September 23, 2005

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

RE:	National Bank of Greece S.A.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed July 15, 2005
File No. 1-14960

Dear Mr. Thomopoulos,

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 14 Material Modifications to the Rights of Security Holders and
Use of Proceeds, page 154

1. Please tell us and disclose in future filings, the significance and benefits related to the capitalization of additional paid-in-capital and accumulated surplus during the periods presented. Additionally, tell us and disclose in future filings the affect of these activities on the computation of earnings per share.

Note 3: Summary of Significant Accounting Policies, page 167

2. Please tell us the accounting guidance you rely on in reporting "losses" on sales of treasury stock as reductions to additional paid-in-capital as opposed to accumulated surplus and advise us if there are regulatory considerations. Refer to APB 6.

Note 14: Loans and Allowance for Losses, page 185

3. We note that you do not report any deferred loan origination income or costs on your Greek loan portfolio. Please tell us the amount of deferred loan origination income and costs for each period presented and how you considered the guidance in SFAS 91.

Note 25: Long-Term Debt, page 194

4. Please tell us and revise in future filings why you disclose the
CMS-linked subordinate callable notes due 2035 as perpetual since you disclose a maturity date in 2035.

5. Please tell us the authoritative guidance you rely on in measuring interest expense for each of your long term debt issuances and tell us how you calculated interest expense for each period presented.

6. Please tell us how you considered the guidance in Rule 3-10 of Regulation S-X to the securities guaranteed by National Bank of Greece S.A. Additionally, tell us and disclose in future filings specifically which securities are guaranteed.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,



Don Walker
Senior Assistant Chief Accountant

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Anthimos Thomopoulos
National Bank of Greece
September 23, 2005
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